Exhibit 23.3

CONSENT

April 5, 2010

WHEREAS:

A.	Reference is made to the Additional Exclusive License Agreement (“License Agreement”) and Additional Sponsored Research Agreement (“Research Agreement”), both dated effective February 24, 2009, between University Health Network (“UHN”) and Med BioGene Inc. (“MBI”).

B.	Section 6.4 of the License Agreement and section 5.5 of the Research Agreement provide, among other things, that “[n]either Party shall (i) use the name, trade-mark or trade-name of the other Party in connection with any public statements or disclosures, or the marketing or advertising of any Licensed Products, or (ii) issue any press release, public announcement or any disclosure in respect of this Agreement and the Additional Sponsored Research Agreement and any matter associated therewith, without the prior consent of the other Party, not to be unreasonably withheld.”

C.	MBI is filing with the United States Securities and Exchange Commission a registration statement on Form F-1, and with certain of the Canadian provincial securities regulatory authorities a short form prospectus, copies of which have been provided to UHN by MBI, which discloses information regarding the License Agreement and Research Agreement and matters related thereto, including certain studies and results thereof conducted by UHN relating to certain intellectual property licensed by MBI from UHN (collectively, the “Disclosure”).

D.	MBI hereby requests UHN to provide consent to the Disclosure.

NOW THEREFORE, UHN hereby consents to the Disclosure pursuant to section 6.4 of the License Agreement and section 5.5 of the Research Agreement and the filing of this consent pursuant to applicable laws.

UNIVERSITY HEALTH NETWORK

Per:	/s/ CHRISTOPHER J. PAIGE, PH.D
	Name:	Christopher J. Paige, Ph.D
	Title:	Vice President, Research